LIFE SCIENCES RESEARCH, INC. 401 Hackensack Avenue, Hackensack, NJ 07601 Phone: 201-525-1819 Fax: 201-525-1331

November 6, 2006

VIA FEDERAL EXPRESS

Frank Wyman

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 6010

Washington, DC 20549

Re:	Life Sciences Research, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed on March 16, 2006
File No. 001-32615

Dear Mr. Wyman:

Reference is made to the Staff’s comments set forth in the letter dated October 23, 2006 (the “Comment Letter”) to Andrew Baker, the Chairman and CEO of Life Sciences Research, Inc. (“LSR” or the “Company”). In this letter, references to “we”, “us” and “our” refer to the Company. Please find our response below.

Form 10-K

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

1.

We believe that your description of cost of sales and the factors that cause period-to-period changes could be improved. Please provide us, in disclosure-type format, the types of costs included in cost of sales, the factors that have caused those costs to change for each period presented and why your gross profit margins increased from 21% in 2003 to 27% in 2005.

RESPONSE:

The types of costs in costs of sales include labor, overhead, pension and direct study costs. As noted in your Comment Letter, these factors have caused these costs to change for each period presented and help to explain why our gross profit margins increased from 21% in 2003 to 27% in 2005. Specifically, in disclosure-type format, the differences to the Management Discussion and Analysis for the year ended December 31, 2005 compared with the year-end December 31, 2004 and for the year ended December 31, 2004 compared with the year ended December 31, 2003 would be:

Year ended December 31, 2005 compared with the year ended December 31, 2004

Cost of sales in the year ended December 31, 2005 were $124.8 million (72.6% of revenue), an increase of 6.6% on cost of sales of $117.1 million (74.3% of revenue) for the year ended December 31, 2004. The underlying increase after adjusting for the impact of the movement in exchange rates was 7.3%. The reduction in cost of sales as a % of revenues was due to a reduction in both labor as a % of revenues and overhead as a % of revenues. These contributed 50 basis points and 100 basis points respectively to the reduction in cost of sales as a % of revenues. Both were due to the improved use of capacity as revenues increased, though increased pension costs reduced the impact of labor efficiencies by 60 basis points. A reduction in direct study costs arising from a change in the mix of business contributed a further 20 basis points to the reduction in cost of sales as a % of revenues.

Year ended December 31, 2004 compared with the year ended December 31, 2003

Cost of sales in the year ended December 31, 2004 were $117.1 million (74.3% of revenues), an increase of 11.7% on cost of sales of $104.8 million (79.1% of revenue) for the year ended December 31, 2003. The underlying increase after adjusting for the impact of the movement in exchange rates was 2.2%. The reduction in cost of sales as a % of revenues was due to a reduction in both labor as a % of revenues and overhead as a % of revenues. These contributed 200 basis points and 100 basis points respectively to the reduction in cost of sales as a % of revenues, and were due to the improved use of capacity as revenues increased and the restructuring in the UK completed in the first quarter. A reduction in direct study costs arising from a change in the mix of business contributed a further 160 basis points to the reduction in cost of sales as a % of revenues.

2.

It appears that you use EBITDA as a non-GAAP performance measure. Please tell us how your disclosures comply with Item 10(e) of Regulation S-K. Please refer to Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (which can be found at the following website address):

http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm

RESPONSE:

While LSR does not assert that non-GAAP financial results are superior to the GAAP results which are presented on the face of the Company’s financial statements, we do believe there has been some merit in providing an adjusted EBITDA metric in the notes to our financial statements. The adjustments to EBITDA are specifically identified in a preceding paragraph to the use of the metric (as per Section 1(i)B of Item 10(e) of Regulation S-K), which includes both recurring (foreign exchange related gains/losses primarily attributable to the accounting treatment of our US dollar denominated debt due to the fact that the Company’s functional currency is the British Pound) and non-recurring (finance arrangement fees) items.

The accounting treatment associated with the foreign exchange-related recurring charge has been an issue that has generated substantial non-cash gains and losses for the Company from quarter to quarter. Management has found that many investors find the concept of a reported charge that would have a cash impact only if the debt were, in fact, repaid at the end of that quarter, to be distracting. The Company’s view is that over time, the net impact of this issue should be immaterial (e.g. the relationship of the dollar to the pound will not materially change), despite the period-to-period fluctuations (as per the answer to Question 8 of Frequently Asked Questions regarding the use of Non-GAAP Financial Measures). A manifestation of this view, for example, is that management has not secured long-term hedges against foreign exchange shifts. Furthermore, as the Company does not intend to liquidate its US dollar based debt in any given (or even near term) quarter, providing a non-GAAP financial measure that adjusts for this is, in management’s opinion, providing useful information to investors.

Nonetheless, the Company has sought to be very cautious and qualified in its use of this non-GAAP financial measure. It is not presented on the face of the financial statements, nor is it emphasized within the MD&A (and is in fact shown at the end of the MD&A discussion) (as per Section 1(i)C of Item 10(e) of Regulation S-K). Moreover, its use is qualified in the immediately following paragraph, including the specific assertion “our management recognizes that there are material limitations associated with the use of” this non-GAAP financial measure as compared to GAAP financial measures.

Commitments

3.

Total pension plan obligations disclosed in the table of contractual obligations amounted to $25.7 million as compared to $53.4 million shown on your consolidated balance sheet. Please explain this apparent inconsistency.

RESPONSE:

The pension plan obligations disclosed in the table of commitments are the cash contributions to the defined pension plan that have been agreed between the Company and the pension plan’s independent Trustees and that the Company is contractually obliged to make. These contributions are agreed between the Company and the Trustees on a periodic basis and will vary depending on the funding position of the plan.

The liability included in the Consolidated Balance Sheet is an estimate of the total projected benefit obligation of the plan, based on past service of employees in the plan and the assumptions set out in the notes to the consolidated financial statements, net of the market value of the plan’s assets.

For the avoidance of doubt, in the future the Company intends to describe the disclosure on commitments in “Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations” and in Note 10 to the Consolidated Financial Statements, “Commitments and Contingencies” as pension plan contributions rather than pension plan obligations.

Notes to Consolidated Financial Statements

Note 11. Shareholders’ Equity

Warrants

4.

In 2005, you awarded 1,025,000 performance-based warrants to third party advisers. Following the guidance in EITF 96-18, you appear to have recorded no expense, deeming such warrants to have a zero value. You state that such expense will be recognized when performance conditions have been met based on fair value at the date of performance completion. Please tell us the performance conditions stipulated in these awards and the expected timing for such performance, and provide us your accounting analysis that supports your basis for recognizing the expense associated with these share-based payments. Also, demonstrate for us in your response why these warrants had a zero value at the performance commitment date.

RESPONSE:

Of the 1,025,000 warrants issued in 2005, 925,000 were performance-based. On November 9, 2005, the Company issued two sets of performance-based warrants to independent non-employees, both with performance conditions. One set (625,000 warrants) was issued to an advisory/lobbying firm and established the Company being listed on the New York Stock Exchange as the condition for vesting and exercisability of the warrants (the “NYSE Warrants”). As of the date of this letter the Company has not been listed on the NYSE and the Company cannot predict whether or when it will be listed on the Exchange.

The other set of performance-based warrants (300,000 warrants) was issued to a financial advisor for assistance in obtaining debt financing, and only became vested and exercisable upon a successful re-financing of the Company's convertible capital bonds (the “Refinancing Warrants”). The convertible capital bonds were successfully re-

financed on March 2, 2006, at which point the performance condition of the Refinancing Warrants was met.

The Company is a target of animal rights extremists and their activism has made it difficult in the past for the Company to attract a qualified lender to refinance the Company’s debt and to retain market makers for over the counter trading of its stock. The Company had undergone due diligence by the NYSE for a potential listing of its stock on that Exchange during the summer of 2005, and the NYSE had announced that the Company would begin trading on the Exchange when at the last moment in September 2005 the listing was "postponed" without a reason given. Accordingly, as of December 31, 2005 the Company could not determine the expected time of performance (i.e., listing on the NYSE or refinancing of its debt) and thus valued the warrants at zero in accordance with EITF 96-18.

As stated in EITF 96-18: "The Task Force reached a consensus that if, on the measurement date, the quantity or any of the terms of the equity instruments are dependent on the achievement of counterparty performance conditions that, based on the different possible outcomes, result in a range of aggregate fair values for the equity instruments as of that date, then the issuer should utilize the lowest aggregate (that is, the variable terms times the applicable number of equity instruments) amount within that range for recognition purposes. This amount may be zero."

Although FAS 123r pertains primarily to employee stock awards, by analogy, according to FAS 123r, paragraph 44, “Accruals of compensation cost for an award with a performance condition shall be based on the probable outcome of that performance condition—compensation cost shall be accrued if it is probable that the performance condition will be achieved and shall not be accrued if it is not probable that the performance condition will be achieved”. For this purpose, “probable” is used in the same sense as in SFAS No. 5, Accounting for contingencies: “the future event or events are likely to occur.” The Company concluded that it could not determine the expected time of the above performance conditions and thus could not conclude they were probable at December 31, 2005.

The Company had also determined that any of the potential range of values assigned to these warrants would be recorded as a deferred charge asset in the Company's balance sheet at December 31, 2005, and would not be expensed (or amortized to expense) until the performance conditions had been met. Since the value was determined to be zero, there would have been no effect on the Company’s balance sheet or income statement for the year ended December 31, 2005.

Form 10-Q for quarterly period ended June 30, 2006

Notes to the Condensed Consolidated Financial Statements

4. Refinancing, Page 10

5.

Please tell us how you have accounted for the warrants issued as part of the March 2, 2006 refinancing and registration rights granted in connection with these warrants. Explain what is meant by “customary” registration rights. Refer to EITF 05-04 in regards to how management has determined to account for the registration rights agreement.

RESPONSE:

The 500,000 warrants issued to the lender as part of the March 2, 2006 refinancing (the “Lender Warrants”) became fully vested on the closing date of the loan, March 2, 2006. Accordingly, the fair value of these warrants (approximately $2.5 million) has been recorded on that date as a deferred debt premium and is being amortized to interest expense over the term of the loan. For financial statement presentation purposes, the unamortized amount of the warrant value debt premium of $2,489,788 has been netted against the loan in long-term debt. The Lender Warrants were valued using the Black-Scholes formula utilizing the following assumptions:

Expected dividend yield of stock of 0%, expected volatility of stock 33.0%, risk-free interest rate of 4.59% and an expected term of 10 years.

The 300,000 Refinancing Warrants issued on November 9, 2005 to the independent third party financial advisor as partial consideration for providing financial advisory services to assist the Company in obtaining the loan became fully vested on the closing date of the loan, March 2, 2006. The fair value of these warrants (approximately $1.7 million) has been recorded as deferred financing costs and is being amortized to other expense over the term of the loan. For financial statement presentation purposes, the unamortized amount of the warrant value deferred financing costs has been classified as other assets (non-current). The warrants were valued using the Black-Scholes formula utilizing the following assumptions:

Expected dividend yield of stock of 0%, expected volatility of stock 33.0%, risk-free interest rate of 4.64% and an expected term of 10 years.

Registration rights were granted in connection with both the Lender Warrants and Refinancing Warrants. By “certain customary registration rights” we mean that the granted registration rights are consistent with rights typically granted under similar circumstances. Specifically, these rights include, without limitation, two demand registration rights (provided the aggregate offering price of each such demand is at least $1.5 million) and incidental “piggyback” registration rights (other than in connection with a registration by the Company on Form S-4 or Form S-8). If any such registration involves an underwritten offering, the warrant holders shall be entitled to select the underwriter in a demand registration and to approve the underwriter in a piggyback registration. The warrant holders have agreed to customary holdback arrangements, under which they will not sell any Company equity securities when the Company has filed a registration statement during the time reasonably requested by the underwriter of such offering, not to exceed 180 days. The expenses of registration will be allocated pro rata among the Company and any warrant holders participating in the registration.

EITF 05-04 addresses the question of “how a liquidated damages clause payable in cash affects the accounting for a freestanding financial instrument subject to the provisions of Issue 00-19.” It discusses the potential impact of a registration rights agreement requiring “the payment of liquidated damages to the investor until the registration statement is declared effective or effectiveness is maintained for a prescribed period...”

We can confirm that neither of the two reasons that would cause the warrants potentially to be accounted for as liabilities under EITF 05-04 or EITF 00-19 exists in our case:

1.

The warrants are not required to be settled in cash if certain events were to occur, such as delisting; in fact, the registration rights agreement specifically provides that “money damages would not be an adequate remedy at law” and calls for specific performance upon breach;

2.	Consistent with point 1 above, the registration rights do not provide for significant liquidated damages in the event the warrant shares are not registered within a pre-set time frame.

6.	Cumulative Effect of Accounting Changes

6.

Under FIN 46R guidance, you deconsolidated Alconbury on June 30, 2006 based on a determination that you were no longer the primary beneficiary. You appear to have based this conclusion on Alconbury’s repayment of the $10 million promissory note. Please provide us your accounting analyses supporting your conclusion that you were no longer the primary beneficiary and for your deconsolidation accounting as presented in Note 6, particularly your basis for reversing the “June 14, 2005 through June 29, 2006 activity of Alconbury” in the cumulative effect adjustment. Include references to the specific provisions of FIN46R and other technical literature that you considered in determining this accounting treatment.

RESPONSE:

In its analysis of the determination of deconsolidating Alconbury, the Company considered the following factors:

The Company's CEO who holds an approximate 18% interest in the Company is also the controlling member of Alconbury. *. The lease between the Company and Alconbury is a standard operating lease with market terms that contains no residual value guarantees or non-market based purchase options (there is a market based right of first refusal purchase option). Other than the lease, the following contractual arrangements between the Company and Alconbury existed upon completion of the sale-leaseback: $10 million (£5.5 million) of seller financing by the Company, and the Company paid $4.6 million of closing costs on behalf of Alconbury reflected as a related party receivable on the Company's separate books. Alconbury is required to repay the Company those closing costs at fixed future intervals. On June 30, 2006 Alconbury completed a refinancing with an unrelated third party, and the $10 million (£5.5 million) note payable to the Company was paid in full, including accrued interest. *.

In reconsidering whether it still holds a variable interest in Alconbury the Company considered the various potential variable interests and determined the following: 1) that the operating lease itself between the Company and Alconbury is not a variable interest because it creates rather than absorbs variability as there are no residual value guarantees by the Company nor any non-market based purchase options in the lease, 2) the explicit variable interest of the $10 million seller financing is no longer an issue as it was paid in full on June 30, 2006, and 3) that the related party receivable for the closing costs is not considered an explicit variable interest as the existence of this receivable is evidence of the Company's independent corporate governance standards, in that despite the vast preponderance of comparable transactions causing the Seller (in this case, the Company) to absorb all closing and deal-related costs, including those of the Buyer (in this case, Alconbury), the Company's Independent Committee as part of the sale-leaseback transaction insisted in its negotiations with Alconbury that Alconbury would repay its expenses over a defined future period.  Furthermore, the absolute contractual relationship of Alconbury to make those payments should be considered in light of the fact that those payments to the Company are substantially less than the lease payment obligation of the Company to Alconbury. Accordingly the Company could offset that receivable against future lease payments to Alconbury which diminishes any explicit variable interest in the related party receivable. Finally, any waiver by the Company of Alconbury's contractual obligation to repay the closing costs could constitute a violation of the Company’s loan agreement.

The Company also considered whether it held an implicit variable interest in Alconbury as a result of the lease and the entity’s relationship with the Company's CEO. In making its determination, the Company considered whether: a) it may be called upon to provide support to Alconbury beyond the terms of the operating lease because of control and influence of the Company by its CEO and, b) whether the Company would provide support to its CEO, because of the CEO's control and influence over the Company, should the underlying collateral * not be sufficient to satisfy the lender in the case of an Alconbury default. The Company concluded that it does not hold an implicit variable interest in Alconbury as a result of the lease and the entity’s relationship with its CEO due to the following:

1)	the Company is prohibited from providing support to its CEO to prevent or satisfy his debt guarantee to Alconbury based upon the following covenants in the Company's existing loan agreement:

▪

Limitation on Incurrence of Indebtedness -- The Company cannot incur, assume or guarantee any indebtedness, other than narrowly defined "Permitted Indebtedness"(which covers primarily ordinary course of business indebtedness).  Accordingly, the Company could not make a loan to Alconbury to enable it to repay in whole or in part its own indebtedness and could not guaranty any of Alconbury's indebtedness.

▪

Limitation on Merger or Consolidation – The Company cannot merge or consolidate with another entity.  Accordingly, the Company could not acquire Alconbury in order to assume its debt obligations, or give Alconbury enough cash to pay off its debt.

▪

Limitations on Loans or Advances – The Company cannot make any loans or advances, other than ordinary course of business exceptions.  Accordingly, the Company could not loan or advance funds to Alconbury.

▪

Limitations on Restricted Payments -- The Company cannot declare or pay dividends, and thus cannot declare a big cash dividend to enable its CEO/stockholder to receive cash on his Company shares to enable him to use those funds to pay Alconbury debt.  The Company cannot pay any special management fees, which restricts the Company's ability to pay any such special fees to its CEO which he could then use to pay Alconbury debt.

▪

Limitations on Transactions with Affiliates -- The Company cannot enter into any transactions with Affiliates. The CEO, by virtue of his relationship with the Company would qualify as such an Affiliate.  This is the broadest possible prohibition on any type of transaction between the Company and Alconbury.

2)

The Company is prohibited from providing support to the CEO to prevent or satisfy his debt guarantee based upon corporate governance issues that have been implemented by the Company and which were utilized and followed in connection with the sale/leaseback transaction. In that transaction, as would be the case in any transaction between the Company and Alconbury now or going forward, an Independent Committee of the Board (the “Committee”) was created for the purpose of examining and negotiating the proposed related party transaction with Alconbury. In the case of the sale-leaseback transaction, that Committee retained and was advised by its own legal counsel and financial advisors. The Company's CEO did not attend those Committee meetings. Moreover, the Company's CEO does not have the power to remove the directors who are members of the Committee. He does not have voting equity control over the Company, since he owns only approximately 18% of the outstanding stock. Directors of the Company are nominated by the members of the Nominating Committee of the Company, of which the CEO is not a member.

The Company has concluded that Alconbury is both no longer a variable interest entity and that it also no longer the primary beneficiary. These two separate reasons for deconsolidation are supported by FIN 46, as discussed below:

Paragraph 7 of FIN 46 discusses when the determination of a variable interest entity should be re-considered. One of the factors is when "the entity receives an additional equity investment that is at risk." *. Per paragraph 9 of FIN 46, "an equity investment of less than 10% of the entity's total assets shall not be considered sufficient to permit the entity to finance its activities without subordinated financial support in addition to the equity investment..." The infusion of a 10% equity contribution overcomes the "sufficiency" parameter of FIN 46. Based on the foregoing, the Company deemed Alconbury to no longer be a variable interest entity to be consolidated.

In addition, paragraph 15 of FIN 46 states that "the primary beneficiary also shall reconsider its initial decision to consolidate a variable interest entity if the primary beneficiary sells or otherwise disposes of all or part of its variable interests to unrelated parties or if the variable interest entity issues new variable interests to parties other than the primary beneficiary or the primary beneficiary's related parties." *.

*       ****

We appreciate the Staff’s comments and understand that the purpose of your review process is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosures in our filings. We acknowledge that we are responsible for the adequacy and accuracy of the disclosures in our filings. In addition, we also acknowledge that the Staff’s comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. Moreover, we acknowledge that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to get in touch with me at 201-525-1819 should you have any questions or require additional information.

Sincerely,

/s/ Richard A. Michaelson

Richard A. Michaelson
Chief Financial Officer

cc:	Andrew Baker – Chairman and Chief Executive Officer
Mark Bibi – General Counsel and Corporate Secretary
Hugh Scott, P.C. – Independent Auditors